

Mail Stop 7010

September 21, 2006

Via U.S. mail and facsimile

Mr. Joseph J. Jaeger
Chief Financial Officer
Physicians Formula Holdings, Inc.
1055 West 8th Street
Azusa, CA 91702

> **Re: Physicians Formula Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 25, 2006**
> **File No. 333-136913**

Dear Mr. Jaeger:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please be advised that we may have additional comments on your registration statement after you file a pre-effective amendment containing pricing-related information. Since this information affects a number of disclosure items, you should allow a reasonable time for our review prior to requesting acceleration. In the course of our review we may raise issues relating to matters we had not previously commented upon. In addition, please be advised that you may not circulate copies of your prospectus until you have included an estimated price

range and all other information required by the federal securities laws, except information you may exclude in reliance upon Rule 430A of Regulation C.

2. Please provide us with copies of any artwork or other graphics you intend to use in your prospectus. Please be advised that we may have comments and you may want to consider waiting for our comments before printing and circulating.

3. We note the comparative and factual assertions throughout your prospectus as to the size of your operations and market share, your leading positions, and certain information related to your industries. Please advise us as to whether your basis for these assertions is based on the most recently available data and, therefore, is reliable. In addition, if you funded or were otherwise affiliated with any sources that you cite, please disclose this fact. Otherwise, please confirm to us that your sources are widely available to the public. If any of the sources are not publicly available, please either file consents or explain to us why you are not required to do so under Section 7 of the Securities Act and Rule 436 of Regulation C.

Market, Ranking and Other Data, page ii

4. Please relocate this section to a more appropriate location in your prospectus as the prospectus summary should immediately follow your prospectus cover page or the table of contents, as applicable.

5. Please revise to define "FDMx" in plain English. To the extent that you can eliminate this as a defined term, please do so.

6. Please revise to more clearly define the term "masstige." For example, where does this term come from and when was it first developed? In addition, please disclose whether any of the companies you have named in the second paragraph also refer to their market as "masstige." We may have further comment based on your response.

Prospectus Summary, page 1

7. Please be sure to describe your market consistently throughout your document. For example, in some places you refer to your market at "masstige," "mass market channel," "mass market cosmetics industry," and "mass market."

8. The disclosure set forth under the headings "Our Company," "Our Competitive Strengths," and "Our Growth Strategy" merely repeats the disclosure under the same headings in the "Business" section. The summary should provide a brief overview of the most important aspects of your business and offering. Please revise accordingly.

9.   Please revise to provide a more balanced description of your company and your business. For example, include a discussion of your weaknesses that is equally prominent as the discussion of your strengths.

10.   Please clarify your relationship with third parties and suppliers with respect to the manufacture of your products.

11.   Please revise here and throughout your prospectus as necessary to explain in plain English what you mean by "strong brand equity position."

12.   Please clarify on page 4 that you paid a $2.3 million dividend to common stockholders on December 16, 2005 in connection with the acquisition.

The Offering, page 5

13.   We note that you intend to use the proceeds from your initial public offering of your equity securities to repay certain indebtedness, which will materially change your capital structure. As such, please include pro forma financial statements to reflect the change in your capital structure as of and for the fiscal year ended December 31, 2005 and as of and for the six-months ended June 30, 2006. Please note that if actual interest rates can vary from those depicted, also disclose the effect on income of a 1/8 percent variance in interest rates. Furthermore, include the impact of the repayment of the remaining debt not paid with the proceeds from the IPO but rather by the new senior credit facility. State the material terms of the new senior credit facility. Finally, include the impact of accelerating the vesting of your stock options. Refer to Rules 11-01(a)(8) and 11-02(b) of Regulation S-X for guidance.

14.   We note that you intend to effect a stock split prior to this offering. Please revise your financial statements and your disclosures throughout the filing to give retroactive effect to the expected stock split. Refer to SAB Topic 4:C for guidance. If your auditors believe that only a "draft" report can be presented, due to a pending future event such as the stock split, they must include in the filing a signed and dated preface to their "draft" report stating the reason for the "draft" report and that they expect to be in a position to issue the report in the form presented prior to effectiveness. The signed, dated, and unrestricted auditor's report must be included in the filing prior to effectiveness. See Rule 2-02 of Regulation S-X.

Use of Proceeds, page 5

15.   Please disclose the allocation of the net proceeds for each stated purpose.

Risk Factors, page 8

16. Please delete the third and fourth sentences of the introductory paragraph. In this regard, we note that you must disclose all risks you believe are material at this time and may not qualify your disclosure by referring to unknown risks or risks that may become material. Refer to Staff Legal Bulletin No. 7A, sample comment #30.

17. If material, please add a risk factor discussing your indebtedness following this offering. In this regard, discuss your annual debt obligations and the impact of a 1% increase in interest rates on these obligations.

18. Please add risk factor disclosure regarding the fact that you do not intend to pay dividends and, therefore, investors will not be able to rely on dividends to make a return on their investment. We note your statement on page 24, for example, that your principal subsidiary is prohibited from paying dividends to you under the existing senior credit agreement.

19. We note that you are required to register shares of your common stock and to cause such registered shares to be listed on a securities exchange pursuant to a registration agreement with your shareholders. It does not appear that you have recognized the registration agreement as a derivative that is marked-to-market each reporting period on your consolidated financial statements. As such, citing relevant accounting literature, please tell us how you account for your registration agreement, including your consideration of SFAS 133 and EITF 00-19.

The high level of competition in our industry…, page 8

20. Item 503(c) of Regulation S-K states that issuers should not "present risk factors that could apply to any issuer or any offering." It appears that the risk discussed in this risk factor could apply to nearly any issuer in your industries and in many other industries. Please clearly explain how this risk specifically applies to your company or your offering. Please also comply with this comment in risk factors 6, 8, 10, and 19.

Fluctuations in buying decisions…, page 9

21. We note the disclosure in the fifth sentence. Please explain the meaning of each of the following terms:

  • incremental trade allowances;

- radio frequency identification;

- source tagging; and

- permanent fixtures.

22. We note the statement in the fifth sentence that your customers have demanded increased service, order accommodations, and other concessions. Please briefly discuss illustrative examples of the demands you have been required to meet.

We are a small company that relies on a few key…, page 9

23. All companies rely on their key personnel. Please explain how this specific risk applies to your company.

We will require a significant amount of cash…, page 13

24. Please quantify the amount of cash that you will need to fund working capital and planned capital expenditures. In addition, please disclose this amount and the planned uses in the "Liquidity and Capital Resources" section on page 36.

An increase in minimum wages…, page 14

25. Please illustrate this risk by discussing the increase in the California minimum wage that was recently approved.

Our business may be subject to environmental investigation…, page 18

26. We note the statement in the last sentence of the first paragraph that "future capital expenditures will be necessary to maintain such compliance." Please quantify, to the extent practicable, the amount of these capital expenditures.

27. We note the disclosure in the second paragraph. Please disclose the amount of your reserves for these claims.

Our computer and communications hardware…, page 19

28. We note the disclosure in the fourth and fifth sentences. Please disclose, if true, that you do not currently have adequate backup systems offsite in the event of a catastrophic event.

Significant increases in energy prices…, page 19

29. Please illustrate the risks discussed in this risk factor by providing specific examples that have impacted your company.

Future sales of our common stock…, page 20

30. Please delete the last paragraph of this risk factor, as mitigating language is not appropriate in risk factor disclosure.

After the offering, our principal stockholder…, page 21

31. The risks relating to the corporate opportunities is a significant risk that should be discussed under its own explanatory subheading. Please revise accordingly. In addition, please clearly provide the statement set forth in the first sentence of the last paragraph under the heading "Corporate Opportunities and Transactions with Summit Partners" on page 74.

Dilution, page 26

32. We note the disclosure in the second to last paragraph that you have excluded from your comparative table shares issuable upon the exercise of outstanding options. Please be advised that your comparative table should include shares subject to outstanding options that are held by your officers, directors and any other affiliated persons, as it should include shares they have a right to acquire. See Item 506 of Regulation S-K.

Selected Historical Financial Data, page 27

33. Please include all of the actual financial data required for this section:

   • Statement of operations data for fiscal years 2001 and 2002;

   • Per share data for all periods presented; and

   • Balance sheet data for fiscal year 2001.

   Refer to Item 301 of Regulation S-K and Part I, Item 11(f) of Form S-1 for guidance. Finally, please tell us why you believe it is appropriate to include estimates for fiscal years 2001 and 2002.

34. Considering that you have not provided financial information for all of the past five fiscal years and that you have only been able to include estimated revenue

for fiscal years 2001 and 2002, please tell us how you are able to estimate certain accruals (e.g., returns reserves, trade allowances and inventory valuations) based on historical experience. If your historical experience is as of January 1, 2003, please tell us why you believe this is sufficient historical experience.

<u>Management's Discussion and Analysis of Financial Condition…, page 29</u>

<u>Factors Affecting Our Operating Results, page 29</u>

35. Please clarify in the second paragraph, and elsewhere in your document as necessary, to explain the difference between "components" and "semi-finished goods." Without explanation, these terms appear vague.

<u>Results of Operations, page 32</u>

36. Please expand/revise the discussion of your results of operations for each period presented to address the following items, at a minimum:

   - Quantify the extent to which increases/decreases in volume and/or prices attributed to the increase in net sales and the extent to which introduction of new products had on net sales. Refer to Item 303(A)(3)(iii) of Regulation S-X.

   - Provide more analysis of the factors that impact the areas comprising of your income from continuing operations, including a complete discussion of known trends or anticipated trends that have had an impact on and/or may continue to have on impact on net sales, gross profit, income from operations, and income from continuing operations. Examples include:

     o All: An analysis of your inventory that specifically discusses material charges for inventory obsolescence.

     o June 30, 2006: An explanation as to why your provision for returns and trade allowances increased, which offset the increase in net sales.

     o June 30, 2006: An explanation as to why product costs and inbound freight surcharges increased, which resulted in cost of sales increasing.

        o   June 30, 2006: A detailed discussion of the impact the expected capacity constraints are to have on your net sales and cost of sales. Refer to your disclosure on page 12.

        o   December 31, 2005 and December 31, 2004: An explanation of what the favorable net changes in product costs are with regards to your explanation for the increase/decrease in cost of sales as a percentage of net sales.

        o   December 31, 2004: An explanation as to how you were able to obtain a higher rate of recovery from returned products.

Please note that this is not meant to represent an all-inclusive list of where your MD&A could be improved. We encourage you to provide further analysis throughout your discussion. Refer to Item 303 of Regulation S-K, Section 501 of the Financial Reporting Codification, and SEC Interpretive Release No. 33-8350 dated December 19, 2003 for additional guidance.

37.   We note your disclosure on page 35 that legal fees increased in 2004 due to costs incurred in connection with favorable settlements of several trademark matters. Please tell us the amounts of these settlements and where you have recognized these amounts. If material, please also revise your disclosures to discuss the effect of these settlements on your results of operations in 2004 as compared to 2003 and 2005.

Cost of Sales, page 34

38.   We note your discussion of discontinuation of products that no longer met consumer needs. Please elaborate to tell investors which products these were and why you determined that these products no longer met consumer needs.

Liquidity and Capital Resources, page 36

39.   We note that accounts receivable, net is 16.6% and 14.3% of total assets as of December 31, 2005 and June 30, 2006, respectively. In addition, accounts receivable, net increased 30% as of December 31, 2005, whereas revenue increased 26% for fiscal year 2005. Finally, we note inventory is 14.2% and 14.6% of total assets as of December 31, 2005 and June 30, 2006, respectively. As such, please include an analysis of days sales outstanding and inventory turnover rates for each period presented and explain any material variances. Refer to instruction 5 to Item 303(A) of Regulation S-K for guidance.

Cash Flows, page 36

40.   We note the disclosure in the third paragraph. Please describe in greater detail your significant expected uses of cash. Please refer to Items 303(a)(1) and (2) of Regulation S-K.

Debt and Credit Facilities, page 37

41.   Please discuss the financial and other covenants under your debt agreements. In addition, please disclose whether you were in compliance with each covenant as of the most recent practicable date.

Contractual Obligations, page 39

42.   We note that you intend to use a portion of the proceeds of this offering to repay certain indebtedness and enter into a new senior credit agreement. Please either provide a pro forma table reflecting these changes or provide clear disclosure in this section regarding the impact of these changes on your obligations.

43.   Please either expand your contractual obligations table to include purchase obligations or confirm to us that you do not have any purchase obligations. Refer to Item 303(a)(5) of Regulation S-K for guidance.

Critical Accounting Policies and Estimates, page 39

44.   Please revise your critical accounting policies to address the following:

- Revenue Recognition: Include a discussion of material differences between estimated product returns and trade allowances and actual results. If you have not experienced any material differences, include such a statement.

- Inventory Valuation: Please disclose the amount of your inventory valuation allowance at each balance sheet date. Please also include a discussion of material historical differences between estimated write downs and actual results, as we note from your disclosures under results of operations on pages 32 – 36, your write-downs appear to have varied significantly from period to period. Finally, please discuss the risks and uncertainties associated with your business on the estimates of your inventory value, as we note from your disclosures on page 9 that new products have contributed approximately 30% of your net sales, thereby suggesting that your inventory is at risk of rapid obsolescence.

- Goodwill: You state that you recognize a goodwill impairment charge to the extent that the carrying value exceeds the fair value, if the estimated future cash flows (undiscounted and without interest charges) are less than the carrying value of goodwill. This goodwill impairment policy is not consistent with SFAS 142. Please revise your disclosures to conform your policy to paragraphs 19-22 of SFAS 142. Further, to the extent that your goodwill impairment tests in each of the years presented did not comply with paragraphs 19-22 of SFAS 142, please revise your testing and accounting accordingly.

  In addition, state your reporting unit level, a description of the valuation method used to determine the fair value of your reporting units, and how you calculated cash flows for your impairment test, including the assumptions used to support recoverability. State the impact on your results of operations and financial position if actual results differ from your estimates and the types of events that could result in an impairment to your goodwill balance.

- Other Indefinite-Lived Intangible Assets: Clarify that you test indefinite-lived intangible assets for impairment separately from goodwill on an annual basis or whenever events or circumstances occur. Disclose your policy for testing your indefinite-lived intangible assets for impairment and the method you use to determine the fair value of your indefinite-lived intangible assets for impairment, including a discussion of the material assumptions used and the sensitivity of those assumptions. If the estimated fair value and carrying value for any of your indefinite-lived intangible assets are not materially different, please disclose this fact including the amount at risk. Finally, disclose how you determined your trade names have indefinite lives in accordance with paragraph 11 and Appendix A of SFAS 142.

- Distributor relationships and patents: Disclose your policy for testing your finite-lived intangible assets for impairment and the method you use to determine the fair value of your finite-lived intangible assets for impairment, including a discussion of the material assumptions used and the sensitivity of those assumptions. If the estimated fair value and carrying value for any of your finite-lived intangible assets are not materially different, please disclose this fact including the amount at risk. Finally, disclose how you determined the useful lives of your distributor relationships and patents in accordance with paragraph 11 and Appendix A of SFAS 142.

Business, page 44

45.   Please disclose the information required by Items 101(c)(1)(vii), (viii), and (xi) of Regulation S-K.

Our Company, page 44

46.   Please disclose the basis for the following statements:

   - "We are one of the fastest growing cosmetics companies…"

   - "…competitors whose products focus primarily on changing fashion trends."

47.   We note your statement in the first sentence of the third paragraph and have the following comments:

   - Please revise to clarify that you compete in the U.S. mass market masstige industry. In this regard, we note your statement in the first sentence of the second paragraph under the heading "Market, Ranking and Other Data" on page ii of your prospectus.

   - It does not appear that the use of the statistic regarding the size of the mass market industry is appropriate here in light of the fact that you clearly state that you compete in the mass market masstige industry. We also note your disclosure regarding the size of the two industries under the heading "The Rise of Masstige Products" on page 44. Please revise accordingly.

Our Industry, page 44

48.   Please disclose the source(s) of the statistics you cite in the last sentence of first paragraph.

The Rise of Masstige Products, page 44

49.   Please revise to replace the term "recently" with the exact time period to which you refer in the third sentence of this subsection.

Products, page 47

50.   Please revise to show what portion of your products each category comprises. For example, what portion of your products do bronzers comprise?

Market Share, page 48

51. We note that the market share figures you cite do not include sales at Wal-Mart. Please advise us as to the percentage of all mass market masstige industry retail represented by Wal-Mart.

Raw Materials and Suppliers, page 50

52. We note that you generally do not have long-term or exclusive arrangements with your suppliers. Please revise to provide more detail concerning your arrangements with suppliers. In that regard, we note your disclosure on page 19 in the last risk factor concerning your purchase of raw materials, semi-finished goods and components from U.S. brokers and from suppliers in Italy and China.

Patents and Trademarks, page 51

53. Please disclose when your intellectual property rights expire or terminate. In addition, please disclose the material terms of the licenses to which you are a party. See Item 101(c)(1)(iv) of Regulation S-K.

54. We note your belief, as stated on page 52, that the final resolution of various intellectual property claims and legal actions will not have a material adverse effect on your business. Please clarify what you mean by "business."

Seasonality, page 52

55. If material, please revise to provide quantification to help investors better understand the effect of seasonality on your sales.

Environmental, page 53

56. Please disclose the information required by Item 101(c)(1)(xii) of Regulation S-K.

Management, page 55

Composition of the Board of Directors after this Offering, page 56

57. We note the disclosure in the second paragraph of this section. Please disclose whether any of your directors will be independent as of the completion of your offering. If so, please identify these directors.

Employee Benefit Plans, page 59

2003 Stock Option Plan, page 62

Terms of the 2003 Stock Option Plan, page 62

58.   We note the disclosure in the last paragraph and have the following comments:

- It appears that you have options outstanding to purchase 1,206,834 shares as of June 30, 2006. In this regard, we note your disclosure in the second paragraph. However, you only discuss the options to purchase 1,203,834 shares in this section. Please reconcile.

- Please discuss your plans to amend the performance options to accelerate their vesting. In this regard, we note the disclosure in the fourth sentence under the heading "Effects of This Offering and Related Transactions" on page 31. In addition, please disclose whether all options are being treated in the same manner.

Director Indemnification Agreements, page 65

59.   Please revise to eliminate the term "certain" and describe the exceptions in your director indemnification agreements.

Principal and Selling Stockholders, page 66

60.   Please disclose how the selling stockholders received the shares to be offered for resale and any material relationship that the selling stockholders have had with your company over the last three years. Alternatively, you may provide cross references to this information. See Item 507 of Regulation S-K.

61.   Please expand your disclosure to identify each selling stockholder that plans to participate if the underwriters exercise their over-allotment option. Please also disclose the proportion in which each selling stockholder will participate if the over-allotment is exercised.

62.   Please identify the natural persons with dispositive voting or investment control of each selling stockholder that is not a natural person. Refer to Item 4S of the Regulation S-K section of the Supplement to the Manual of Publicly Available Telephone Interpretations, dated March 1999.

63. Please revise your table to separately identify each entity listed in footnote (1) to the table. See interpretation I.59. of the July 1997 Manual of Publicly Available Telephone Interpretations.

Certain Relationships and Related Transactions, page 68

64. Please disclose whether you have procedures for reviewing and pre-approving transactions between you and your directors, executive officers, and affiliates.

Pierre Fabre Settlement Agreement, page 70

65. Please revise to eliminate the term certain and describe the indemnification claims referred to here. Please also file this agreement as an exhibit to your amended filing.

Description of Capital Stock, page 71

General Matters, page 71

66. We note your statement in the fourth sentence that the summary is not complete. A summary by its nature is not complete. This statement suggests that you may not have summarized the material provisions of your charter documents. Please revise to delete this statement.

67. Please delete your statement in the fourth sentence that the summary is qualified by reference to your charter documents and the provisions of applicable law, as it is inconsistent with Rule 411 of Regulation C.

Anti-takeover Effects of our Certificate of Incorporation and By-laws, page 72

Super Majority Approval Requirements, page 72

68. We note the disclosure in the second sentence that certain provisions of your charter documents will be subject to super majority approval. Please briefly identify these provisions.

Underwriting, page 78

Lock-up, page 79

69. We note that the representatives of the underwriters may release shares from the lock-up agreements in their sole discretion. Please briefly describe those factors

that the representatives may likely consider in determining to release shares. In addition, please discuss whether the representatives have any current intentions to release shares.

Where You Can Find More Information, page 81

70.   Please provide the information required by Item 101(e)(1) of Regulation S-K.

71.   We note the disclosure in the last sentence of the first paragraph of this section. Please note that the disclosure in your prospectus regarding the contents of any contracts, agreements, or other documents should be materially complete. We also note that you may not qualify your disclosure by reference to the contract, agreement, or other document, as it is inconsistent with Rule 411 of Regulation C. Please revise accordingly.

Financial Statements

1. Organization and Basis of Presentation, page F-7

72.   We note that you acquired Physicians Formula Cosmetics, Inc. and Physicians Formula, Inc. from Pierre Fabre Dermo-Cosmetique, S.A. ("PFDC") on November 3, 2003. We further note your disclosure on page 4 that PFDC retained a 20% interest in Physicians Formula, Inc. Finally, we note that you have not reflected the minority interest in Physicians Formula, Inc. on the face of your consolidated financial statements. If the disclosure on page 4 should read that PFDC acquired a 20% interest in Physician Formula, Inc., a subsidiary of your company, please revise the disclosure to make this clear. Further, please tell us how you accounted for PFDC's retained interest in Physicians Formula, Inc., including the authoritative literature that supports your accounting. If you subsequently acquired the remaining 20%, please tell us how you accounted for the subsequent acquisition of this interest and the authoritative literature that supports your accounting. Revise your footnote disclosures, as appropriate. If PFDC continues to hold an interest in Physicians Formula, Inc., please separately present minority interest on the face of your consolidated balance sheet and minority interest share in earnings on the face of your consolidated statements of income.

If, on the other hand, the disclosure on page 4 refers to the 20% interest that PFDC obtained in you as part of receiving equity at the time of the Acquisition, please revise your disclosures to make this clear. In addition, please explain, in detail, your basis in GAAP for accounting for this acquisition at fair value, rather than carrying over part of the predecessor basis. As part of your response, please tell us your consideration of EITF 88-16. In this regard, please tell us the following:

- The exact amount of the purchase consideration and the amounts of the components of this consideration (i.e. common stock, preferred stock, term loans, subordinated debt).

- Reconcile the amounts of the components of this consideration to disclosures in your statement of cash flows, disclosures on page 68 – 69, and disclosures in note 1. For example, note 1 states that the purchase price, net of cash acquired was $66,330. However, your statement of cash flows reflects a purchase price of $56,390. Further, your statement of cash flows reflects borrowings under subordinated debt of $9,834, which does not agree to disclosures on page 68. In addition, your statement of cash flows reflects issuance of common stock of $982 and issuance of preferred stock of $29,964, neither of which tie to your statement of stockholders' equity.

- For each component of the consideration, the amount issued to PFDC or any party related to them.

- The terms of the preferred stock you issued, as well as the business reasons for why you issued preferred stock instead of additional common stock or debt.

- Please tell us whether management owned any shares or options in your predecessor or its shareholders prior to the Acquisition. In other words, please tell us management's residual interest, as defined in EITF 88-16, in your predecessor prior to the Acquisition.

73. Please revise your disclosure regarding the acquisition of Physicians Formula Cosmetics, Inc. and Physicians Formula, Inc. from PFDC to include the following:

- The number of your common stock and preferred stock issued to PFDC as a portion of the purchase price, the value assigned to the shares issued for each instrument, and how you determined the fair value of your common stock and preferred stock. Refer to paragraph 51.d. of SFAS 141.

- The method in which the remaining portion of the purchase price was paid (i.e., cash, debt instruments, other assets, etc.).

- The interest you acquired in Physicians Formula Cosmetics, Inc. and Physicians Formula, Inc. and the interest retained by PFDC.

- The nature of any pre-acquisition contingencies related to the acquisition and, if applicable, the magnitude of any potential accrual and range of reasonably possible losses. Refer to paragraph 51.f. of SFAS 141.

2. Summary of Significant Accounting Policies, page F-8

Segments, page F-10

74. Please include revenue from external customers for each group of similar products in accordance with paragraph 37 of SFAS 131, or tell us why you do not believe such disclosure is required. In this regard, we note your disclosure within the Business section that states that you operate within two primary product categories: (a) face makeup and (b) eye makeup. We further note the following product categories from your website: (a) face makeup, (b) eye makeup, (c) bronzers, (d) lip color, (e) skincare, (f) sun care, (g) mineral microdermabrasion system, and (h) mineral wear.

Stock Options, page F-10

75. Please revise your disclosure to include the disclosures required by paragraph 2.e.c. of SFAS 148.

8. Long-Term Debt, page F-15

76. Please revise your disclosure to include the following information, as set forth in Rule 5-02.22 of Regulation S-X, for the long-term debt outstanding at each balance sheet date:

- the general character of each type of debt including the rate of interest;

- the date of maturity;

- if the payment of principal or interest is contingent, an appropriate indication of such contingency;

- a brief indication of priority; and

- the basis of conversion, if any.

9. Commitments and Contingencies, page F-17

77.   We note your disclosures on pages 18 and 53 with regards to your potential
       liability for the Puente Valley "operable unit" of the San Gabriel Valley
       Superfund Site. Please include the disclosures required by paragraphs 9-12 of
       SFAS 5 and Question 2 of SAB Topic 5:Y. Otherwise, please tell us why you
       do not believe such disclosure is necessary. In addition, please confirm to us
       that you are recognizing your loss contingencies on a gross basis. In this regard,
       the recognition of gain contingencies related to indemnification agreements
       should be recognized only to the extent you meet the requirements in paragraph
       17 of SFAS 5.

10. Stockholders' Equity, page F-18

78.   We note that you declared a cash dividend on common stock of $2,311,000 in
       connection with the Recapitalization in December 2005. However, it does not
       appear that you adjusted your stock option awards in connection with this equity
       restructuring, as there is no disclosure stating as such. If you did adjust your
       stock option awards for the equity restructuring, please include appropriate
       disclosure. If you did not adjust your stock option awards for the equity
       restructuring, please tell us what consideration you gave to Issue 43 of EITF 00-
       23. In this regard, we note Article 6.8 of the PFI Holdings Corp. 2003 Stock
       Option Plan (Exhibit 10.12) the Board or the Committee may make adjustments
       to stock options in the event of a recapitalization.

Part II – Information Not Required In Prospectus

Item 15. Recent Sales of Unregistered Securities, page II-2

79.   We note the Securities Act exemption you cite with respect to each transaction
       listed in this section. Please briefly describe the facts upon which you relied to
       make each exemption available. See Item 701(d) of Regulation S-K.

80.   Please provide the information required by paragraphs (a) through (d) of Item
       701 of Regulation S-K for any options issued during the last three years.

Item 16. Exhibits and Financial Statement Schedules, page II-3

81.   Please file as promptly as practicable each exhibit required by Item 601 of
       Regulation S-K, in particular Exhibits 1.1 and 5.1. These exhibits and any
       related disclosure are subject to review and you should allow a reasonable
       period of time for our review prior to requesting acceleration.

82.   We note the disclosure in the last sentence of the last paragraph of the section entitled "Item 14. Indemnification of Directors and Officers" on page II-1 of your registration statement. Please file each indemnification agreement as an exhibit to your registration statement. Alternatively, you may file the form of indemnification agreement if each of the agreements is substantially the same.

Exhibit Index, page II-5

83.   Please disclose as an exhibit or note to your financial statements your schedule of valuation and qualifying accounts for each income statement period, as required by Rule 5-04 of Regulation S-X. Your filing should include an opinion from your independent accountants covering this schedule.

*   *   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filing to be certain that your filing includes all information required under the Securities Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of its registration statement, it should furnish a letter, at the time of such request, acknowledging each of the following:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736 or, in her absence, Nili Shah, Accounting Branch Chief, at (202) 551-3255 if you have any questions regarding comments on the financial statements and related matters. Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, Lesli Sheppard, Senior Staff Attorney, at (202) 551-3708 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Mr. James S. Rowe
Kirkland & Ellis LLP
200 East Randolph Drive
Chicago, IL 60601

Mr. Thomas R. Brome
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019